

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

April 27, 2017

Via E-Mail
Robin Johnson
Vice President, Finance
Diplomat Pharmacy, Inc.
4100 S. Saginaw Street,
Flint, Michigan 48507

> **Re:** **Diplomat Pharmacy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 8, 2017**
> **File No. 001-36677**

Dear Ms. Johnson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Item 9A. Controls and Procedures, page 92

1.   We note that during fourth quarter of 2016, you identified a material weakness in the operating effectiveness of your evaluation and review of recorded inventory balances. We also note your disclosure that states "except for the control deficiencies discussed above that have been assessed as a material weakness there were no changes in our internal controls over financial reporting during the fourth quarter of 2016." Please provide the following:

- describe in greater detail the control deficiencies and,

- clarify and describe the changes you made to your internal controls during the fourth quarter of 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining